File by Harmony Gold Mining Company Limited

Pursuant to Rule 425 under the United States Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14d-2(b)(2) of the

United States Securities Exchange Act of 1934, as amended

Subject Company: Gold Fields Limited

Commission File No. 001-31318

Date: October 18, 2004

CREATING A NEW INTERNATIONAL MAJOR

GOLD PRODUCER

October 2004

THE PROPOSED MERGER BETWEEN

HARMONY AND GOLD FIELDS

OUR OFFER

share for share offer for 100% of Gold Fields 1,275 Harmony share for every Gold Fields share the offer values Gold Fields at R52,9 billion (US$ 8,1 billion) represents a 29% premium to the volume weighted average market price of Gold Fields and 30 days prior to the announcement

Norilsk, Gold Fields’ largest shareholder, has irrevocably committed to accept the offer in respect of its entire holding of 20%

WE ARE SEEKING

a recommendation from the Gold Fields board

THE TRANSACTION

EARLY SETTLEMENT

Up to a maximum 34,9% of Gold Fields shares can be settled firm within approximately 30 days – pro-rata for all shareholders – to comply with all regulatory requirements Allows shareholders to realise in a short time period the premium inherent in the offer To the extent that some Gold Fields shareholders do not accept early settlement, other shareholders could receive early settlement for a greater percentage of their shares, up to 100% Effective minimum settlement is 44% (Norilsk has undertaken not to accept the early offer) Closing date of 26 November 2004 with settlement by no later than 3 December 2004 Subject ONLY to Harmony shareholder approval and SEC registration of the new Harmony shares 3

THE TRANSACTION

SUBSEQUENT OFFER immediate follow-on offer on the same terms as the early settlement offer for the balance of the issued share capital of Gold Fields

KEY CONDITIONS

IAMGold transaction not proceeding

Approval from the South African Competition Authorities

THE RATIONALE FOR THE

OFFER

continuation of our strategy of growth creation of the world’s largest gold producer value proposition of combined entity makes for a compelling investment case Harmony has a track record in unlocking value of turnaround assets and this can be achieved with the Gold Fields South African assets

OUR STRATEGY OF GROWTH CONTINUES

acquiring Gold Fields is consistent with our strategy of growth Harmony has delivered growth through 26 acquisitions, 17 of which have either been operating mines or listed companies

OUR SUCCESS

is driven by our ability to extract cost savings where other operators have failed, thus creating long term value for all stakeholders Harmony’s attributable production has grown from 650 000 ounces in 1995 to 3,3 million ounces in 2004

THE ATTRIBUTES OF THIS

NEW MAJOR GOLD

PRODUCER

THE LARGEST BY ......

New Harmony Newmont AngloGold Ashanti Barrick Placer Dome Kinross Buenaventura DRD

Newcrest Goldcorp

0 1,000 2,000 3,000 4,000 5,000 6,000 7,000 8,000

Attributable production

(Ounces ‘000)

Newmont New Harmony Barrick AngloGold Ashanti Placer Dome Newcrest Buenaventura Goldcorp Glamis Kinross

0 2,000 4,000 6,000 8,000 10,000 12,000 14,000 16,000 18,000 20,000

Second largest by proforma market capitalisation US$(millions)

OTHER MEASURES …

New Harmony

Barrick Newmont

AngloGold Ashanti Placer Dome

Western Areas Newcrest

Kinross Buenaventura

DRD

0 20 40 60 80 100 120 140 160

Attributable reserves

(Ounces millions)

New Harmony AngloGold Ashanti Barrick Placer Dome Newmont Newcrest DRD

Western Areas Buenaventura Kinross

(Ounces millions) 0 100 200 300 400 500 600 700

Attributable resources

… WITH A COMPELLING

EQUITY STORY

FTSE/JSE Africa Top 40 Index

NYSE Composite Index

HSBC Global Gold Index

Harmony: #17

Gold Fields: # 10

# 6

Harmony: #616

Gold Fields: # 506

# 348

Harmony: #6

Gold Fields: # 5

#2 access to a greater investor universe

increased index weighting

increased liquidity

global scale and relevance

# Company FF Market Cap (ZARm) Weighting (%)

1 Anglo American 220,837 15.40

2 BHP Billiton 166,649 11.62

3 Richemont 93,856 6.54

4 SABMiller 89,485 6.24

5 Sasol 86,568 6.04

6 New Harmony 71,697 5.00

7 Standard Bank 66,933 4.67

8 MTN Group 52,174 3.64

# Company FF Market cap (US$m) Weighting (%)

345 United Microelectronics 8,705 0.059

346 AmSouth Bancorp 8,642 0.059

347 Swisscom AG 8,636 0.059

348 New Harmony 8,630 0.059

349 Edison International 8,520 0.058

350 Clorox Co 8,516 0.058

351 Stora Enso Oyj 8,515 0.058

# Company Market Cap (US$m) Weighting (%)

1 Newmont Mining Group 17,920 21.13

2 New Harmony 10,998 12.97

3 Barrick Gold Corp 10,854 12.80

4 AngloGold Ashanti 9,577 11.29

5 Placer Dome 8,095 9.54

6 Newcrest Mining 3,622 4.27

7 Minas Buenaventura 2,996 3.53

8 Goldcorp 2,502 2.95

9 Glamis Gold 2,405 2.84

10 Kinross Gold 2,264 2.67

WE WILL HAVE A ROBUST AND BALANCED ASSET PORTFOLIO

VALUE CREATION

through margin increases

Win-win deal making

Deal making phase High impact initial transformation phase Restructure for optimal return phase Full value phase – continued improvements

TIME IN QUARTERS

“Harmony Way” to generate growth within perceived mature Gold Fields portfolio

HARMONY OFFERS AN ENHANCED PLATFORM FOR

GROWTH

SIGNIFICANT VALUE TO

BE UNLOCKED

significant reductions in Gold Fields’ cost base to be realised payback of premium requires unit cost reductions of 15% per annum in Gold Fields’ SA cost structure this is over and above Gold Fields’ current efficiency initiatives equates to approximately R1 billion per annum savings will be achieved through: reducing the corporate overheads improved

- operational efficiencies—services and procurement management—capital programme management

DELIVERED BY A TEAM WITH A

PROVEN TRACK RECORD

OUR PROVEN TRACK

RECORD

re-capitalise mature assets for growth previously abandoned reserves turned into growth

20,000 16,000 12,000 8,000 4,000 0

Mineable reserve (‘000/oz)

Production (oz/annum)

1,600,000 1,200,000 800,000 400,000 0

Masimong Phakisa Masimong Phakisa

Elandsrand Doornkop South Reef Elandsrand Doornkop South Reef Tshepong Tshepong re-establish the viability and competitiveness of Gold Fields’ South African assets

THE MERGED ENTITY OFFERS....

the world’s largest gold producer with firepower to grow both the domestic and international businesses apply “Harmony Way” to:

cut general company overhead costs

reduce fixed overhead cost burden on operations reduce cut-offs creating larger economic ore reserve create additional cash flow extend mine lives and preserve jobs

COST REDUCTION AT EVANDER

AND ST HELENA

The introduction of the “Harmony Way” delivers value

500 450 400 350 300

250

(R/tonne) 200

Pre-acquisition Post-acquisition

Evander

31%

500

450 400

350

300 250

(R/tonne) 200

Pre-acquisition Post-acquisition

St Helena

27%

COST REDUCTION AT RANDFONTEIN

AND FREE GOLD

Similar success at larger operations

500 450 400

350 300 250

(R/tonne) 200

16%

Pre-acquisition Post-acquisition

Randfontein

500 450 400 350 300 250

(R/tonne) 200

27%

Pre-acquisition Post-acquisition

Freegold

MORE BENEFITS AVAILABLE… implement operational synergies at SA assets

Gold Fields’ international assets offer value:

examine the real potential of Cerro Corona and APP review existing operating assets to create a long-term growth portfolio continue to develop potential at Hidden Valley and Wafi/Golpu all shareholders to participate in the full value and upside of international portfolio on any possible future proposals

THE IAMGOLD TRANSACTION –VALUE DESTRUCTION FOR GOLD FIELDS SHAREHOLDERS

GOLD FIELDS HAVE… undervalued their international assets proposed to sell them on the cheap:

– selling assets at a substantial discount to Gold Fields’ own rating – most commentators assume that the international assets should contribute a higher rating to Gold Fields’ average

Relevant benchmarks, Gold Fields and Gold Fields’ international asset ratings

3.0x 2.5x 2.0x 1.5x 1.0x 0.5x 0.0x

International gold majors South African majors International mid-cap gold companies Gold Fields Gold Fields’ international assets

2.4x 1.9x 1.9x 2.1x 1.1x

Significant discount

IAMGOLD GOT IT ALL … companies’ relative share price performance shows the picture

Rebased to 10 August 2004, US$-denominated

IAMGOLD share price outperformance

160 150 140 130 120 110 100 90

10-Aug-04 13-Aug-04 18-Aug-04 23-Aug-04 26-Aug-04 31-Aug-04 3-Sep-04 8-Sep-04 13-Sep-04 16-Sep-04

Harmony USD IAMGOLD USD Gold Fields USD HSBC Global Gold Index USD

IAMGOLD IS THE ONLY WINNER

Gold Fields contribution

IAMGOLD contribution

Net asset value Operating cash flow Resources Reserves Production

0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%

73% 72% 74% 76% 76%

30%

27% 28% 26% 24% 24%

Gold Fields IAMGOLD even prior to the C$0,50 per IAMGOLD share dividend

MORE UPSIDE TO IAMGOLD

SHAREHOLDERS

Gold Fields contribution

IAMGOLD contribution

30% 21%

Revenues Operating profit pre D&A

Operating profit post D&A

Net earnings Reserves Resources - M&I

0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% Gold Fields IAMGOLD

75% 75% 79%

87% 79% 82%

25% 25% 21%

13% 21% 18%

AND US$400m in cash is being transferred

AND a US$60m dividend is to be paid to IAMGOLD shareholders

IAMGOLD TRANSACTION

IS A PUNT … on a re-rating of Gold Fields International ?

for Gold Fields shareholders to break even the IAMGOLD share price has to rise to C$14,54 at C$14.54 IAMGOLD shareholders will have made US$900m, or a premium of 108%

IAMGOLD break even share price analysis (C$)

15 10 5 0

Pre-announcement 14 October 2004 Break even point

Ex-dividend Cum-dividend

0.50 6.99 0.50 9.55 0.50 14.04 25

GOLD FIELDS INTERNATIONAL’S

RE-RATING DILEMMA

no operating fundamentals to support a re-rating:

– IAMGOLD’s assets add little to the critical mass of Gold Fields International – no apparent upside in the IAMGOLD portfolio – no synergistic benefits – increased overheads through duplicated corporate structure no market fundamentals to support a re-rating: – a mid cap producer lacking in scale – substantial illiquidity due to a small free float

– SARB restrictions still impact additional potential value leakage through inefficient corporate structure: – potential holding company discount – multiple investment entry points – lack of financial flexibility to optimise allocation of scarce financial resources 26

GOLD FIELDS IS GIVING AWAY … nearly all of its cash the bulk of its current operating cash flow management and board control of the international assets

Gold Fields Operating Cash Flow Enlarged IAMGOLD—Board Composition

75% 25% 8 2

South Africa International Gold Fields Directors Independent Directors

GOLD FIELDS IS GIVING AWAY ITS

GROWTH POTENTIAL…

3,500 3,000 2,500 2,000 1,500 1,000 500 0

Gold Fields’ international asset production (‘000 oz)

2001 2002 2003 2004 Indicative

Cerro Corona

APP

CAGR 54%

Gold Fields’ South African production (‘000oz)

3,500 3,000 2,500 2,000 1,500 1,000 500 0

2001 2002 2003 2004 Indicative

(6%)

CAGR

GOLD FIELDS HAS CONDEMNED SA ASSETS

TO A LINGERING DEATH

Gold Fields effectively receives: control of orphaned, mature, capex-intensive SA assets 70% interest in their own international assets and development portfolio potential dilution as IAMGOLD uses paper to fund acquisitions loss of management control without compensation growth confined to the SADC region following agreement to not compete

WILL GOLD FIELDS SHAREHOLDERS

STILL RECEIVE DIVIDENDS ???

we question the ability of IAMGOLD to pay dividends to Gold Fields Gold Fields has a history of healthy dividend payouts before Gold Fields can pay a dividend, it must satisfy its own cash requirements capital expenditure requirements of its current South African assets growth prospects financing the approximately R400 million annual interest payment on the loan from Mvelapanda Resources

THE HARMONY OFFER – A FULL AND FAIR UPFRONT PREMIUM

A DEAL MAKING PREMIUM

an upfront premium of 29%

Premium

35.0% 30.0% 25.0% 20.0% 15.0% 10.0% 5.0% 0.0%

Harmony offer South Africa (2001 - 2003) Nedbank - Standard Bank

29% 22% 20%

Premium compares favourably to premia paid in the South African market...

Premium

35.0% 30.0% 25.0% 20.0% 15.0% 10.0% 5.0% 0.0% 29% 25% 24%

Harmony offer Rest of the World all share unsolicited offers over US$500m (2001 to date) - 1 month premium Rest of the World all share unsolicited offers over US$500m (2001 to date) - 1 day premium

…and in the rest of the world

A GOOD OFFER IN ANY MEASURE

the implied Gold Fields P/NPV of 2.4x compares favourably to:

P / NPV (x)

3.0 2.5 2.0 1.5 1.0 0.5 0.0

2.4x 2.4x 1.9x 1.9x

Harmony’s offer international gold majors South Africa gold majors International mid-caps gold companies

The trading multiples of comparable companies

3.0 2.5 2.0 1.5 P / NPV (x) 1.0 0.5 0.0

Harmony’s offer US$1bn since 1998 Since 1999 South Africa target since 1998 South Africa acquiror since 1998 AngloGold Ashanti

2.4x 1.7x 1.4x 0.9x 1.3x

1.6x and the P/NPV multiples paid on comparable transactions since 1998

NO VALUE LEAKAGE

TO THIRD PARTIES

shareholders will retain: cash and cash flow to: fund capex investment pay dividends financial flexibility to allow for optimum cash allocation unrestricted access to growth: locally and internationally prospective exploration potential full management control of all of its assets

South African assets revitalised rather than harvested simple corporate structure avoids potential value trap of IAMGOLD structure

HARMONY - A BETTER DEAL FOR GOLD FIELDS SHAREHOLDERS

Harmony IAMGOLD

Gold Fields shareholders receive an immediate premium Assets sold to IAMGOLD at a substantial discount

World’s largest gold producer Creation of two mid cap businesses, lacking in scale

Clear strategy for future value creation Future value from financial re-rating ?

Significant synergies and cost savings No synergies or cost savings

Retention of cash and cashflow to fund development and growth Loss of financial flexibility and stunted growth prospects

South African assets to be revitalised South African assets prematurely placed into harvest mode

Operational control by one management team Loss of management control

Single corporate structure Complex and inefficient corporate structure

Continued ability to pay dividends Ability to maintain dividends ??

Full growth potential of international assets retained Growth potential of international assets diluted

A COMPELLING INVESTMENT CASE

THE MERGED ENTITY IS A COMPELLING

INVESTMENT PROPOSITION WHEN

COMPARED TO THE IAMGOLD TRANSACTION CURRENTLY

RECOMMENDED BY THE GOLD FIELDS

BOARD

NOTICE TO US HOLDERS

In connection with the proposed acquisition of Gold Fields, Harmony will file with the United States Securities and Exchange Commission (SEC), a registration statement on Form F-4, which will include a preliminary prospectus and related exchange offer materials, to register the Harmony ordinary shares (including Harmony ordinary shares represented by Harmony American Depositary Receipts (ADSs) to be issued in exchange for Gold Fields ordinary shares held by holders located in the United States and for Gold Fields ADSs held by holders wherever located, as well as a Statement on Schedule TO. Investors and holders of Gold Fields securities are strongly advised to read the registration statement and the preliminary prospectus, the related exchange offer materials and the final prospectus (when available), the Statement on Schedule TO and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of Gold Fields securities may obtain free copies of the registration statement, the preliminary and final prospectus and related exchange offer materials and the Statement on Schedule TO (when available), as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain transaction-related documents for free from Harmony or its duly designated agent.

This communication is for information purposes only. It shall not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Gold Fields or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of Harmony, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. The solicitation of offers to buy Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs (as defined below)) in the United States will only be made pursuant to a prospectus and related offer materials that Harmony expects to send to holders of Gold Fields securities. The Harmony ordinary shares (including Harmony ordinary shares represented by Harmony ADSs) may not be sold, nor may offers to buy be accepted, in the United States prior to the time the registration statement becomes effective. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended.

DISCLAIMERS

Statements in this announcement, including without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, financial projections, estimates and their underlying assumptions, Harmony and the enlarged Harmony group and statements regarding future performance include “forward-looking statements” that express or imply expectations of future events or results. Forward-looking statements are statements that are not historical facts. All forward-looking statements involve a number of risks, uncertainties and other factors, and Harmony cannot give assurances that such statements will prove to be correct. Risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements include, without limitation, the satisfaction of closing conditions, the acceptance or rejection of any agreement by regulators, delays in the regulatory processes, changes in the economic or political situation in South Africa, the European Union, the United States of America and/or any other relevant jurisdiction, changes in the gold industry within any such country or area or worldwide and the performance of (and cost savings realised by) Harmony. Although Harmony’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gold Fields securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Harmony, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC made by Harmony and Gold Fields, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the preliminary prospectus included in the registration statement on Form F-4 that Harmony will file with the SEC. Harmony does not undertake any obligation to update any forward-looking information or statements. You may obtain a free copy of the registration statement and preliminary and final prospectus (when available) and other public documents filed with the SEC in the manner described above.

Information included in this circular relating to Gold Fields and its business has been derived solely from publicly available sources.

While Harmony has included information in this announcement regarding Gold Fields that is known to Harmony based on publicly available information, Harmony has not had access to non-public information regarding Gold Fields and could not use such information for the purpose of preparing this announcement. Although Harmony is not aware of anything that would indicate that statements relating to Gold Fields contained in this announcement are inaccurate or incomplete, Harmony is not in a position to verify information concerning Gold Fields. Harmony and its directors and officers are not aware of any errors in such information. Subject to the foregoing and to the maximum extent permitted by law, Harmony and its directors and officers disclaim all liability for information concerning Gold Fields included in this announcement.

38